Emgold Mining Corporation (An Exploration Stage Company)
Consolidated Financial Statements
For the Years Ended 31 December 2016, 2015, and 2014
Stated in US Dollars

Table of Contents

Management's Responsibility	i
Independent Auditors' Report	ii
Consolidated Statement of Financial Position	1
Consolidated Statement of Comprehensive Loss	2
Consolidated Statement of Changes in Equity	3
Consolidated Statement of Cash Flows	4
Notes to the Consolidated Financial Statements
1) Nature of operations and going concern	5
2) Basis of preparation - Statement of Compliance	5
3) Summary of significant accounting policies	6
4) Critical accounting judgments and key sources of estimation uncertainty	12
5) Recently adopted accounting standards	13
6) Accounting standards issued but not yet effective	13
7) Financial instruments and risk management	14
8) Equipment	16
9) Assets held for sale	17
10) Exploration and evaluation assets	17
11) Related party transactions	20
12) Capital disclosures	20
13) Segmented disclosure	22
14) Income taxes	23

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying audited consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the audited consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with the Board of Directors, Audit Committee, and management to discuss their audit findings.

20 April 2017

The consolidated financial statements were approved by the Board of Directors on 20 April 2017 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO
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Independent Auditors’ Report

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation as at December 31, 2016 and 2015 and their financial performance and their cash flows for each of the years in the three year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which states that Emgold Mining Corporation incurred significant losses from operations, negative working capital and has an accumulated deficit. This, along with other matters described in Note 1, raise substantial doubt about the ability of Emgold Mining Corporation to continue as a going concern.

Vancouver, British Columbia

April 20, 2017 Chartered Professional Accountants

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Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position

		As at	As at
	Note	31 December 2016	31 December 2015
ASSETS
Current Assets
Cash and cash equivalents		$73,470	$3,226
Amounts receivable		3,846	905
Prepaid amounts and deposits		8,990	6,056
		86,306	10,187
Non-current Assets
Reclamation bonds		9,309	9,032
Equipment	(8)	-	610
Assets held for sale	(9)	154,452	490,508
Exploration and evaluation assets	(10)	594,113	619,113
		757,874	1,119,263
		$844,180	$1,129,450
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$159,482	$147,593
Due to related parties	(11)	708,541	793,507
		868,023	941,100
EQUITY (statement 3)
Share capital		44,035,360	43,975,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,808,333)	(51,536,140)
		(23,843)	188,350
		$844,180	$1,129,450

(1)	Nature of operations and going concern
(2)	Basis of preparation - Statement of Compliance
(14)	Segmented disclosure

The consolidated financial statements were approved by the Board of Directors on 20 April 2017 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss

		Year Ended	Year Ended	Year Ended
	Note	31 December 2016	31 December 2015	31 December 2014
CONTINUING OPERATIONS
EXPENSE
Exploration and Evaluation
Resource property expense	(10)	$58,700	$39,802	$43,601

General and Administrative
Management and consulting		117,188	125,345	71,131
Professional fees		38,579	33,171	50,990
Office and administration		31,147	19,227	35,943
Listing and filing fees		15,343	11,042	27,083
Insurance		8,087	7,886	12,694
Shareholder communication		5,414	4,059	12,197
Banking costs		1,972	1,422	849
Amortization	(8)	610	1,058	1,840
Impairment of mineral properties		-	257,942	-
		218,340	461,152	242,375
Net Loss and Comprehensive Loss Before Other Items		277,040	500,954	285,976
Other (income)
Gain on sale of equipment		-	(3,500)	(6,246)
Loss on sale of real estate property		16,351	-	-
Unrealized gain on warrant liability		-	-	(2,715)
Foreign exchange (gain) loss		10,429	(21,787)	(8,181)
Write-off of accounts payables and accrued liabilities		(31,627)	(714)	(24,696)
		(4,847)	(26,001)	(41,838)
Net Loss and Comprehensive Loss		$272,193	$474,953	$244,138
Basic and Diluted Loss per Common Share		$0.01	$0.01	$0.00
Weighted Average Number of Shares Outstanding		79,127,316	78,153,371	75,046,475

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 3
US Dollars

Consolidated Statement of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396
Private placement issuances	5,000,000	230,056	-	-	-	-	-	230,056
Shares issued for properties	236,000	20,000	-	-	-	-	-	20,000
Share issuance cost	-	(2,011)	-	-	-	-	-	(2,011)
Private placement warrants	-	-	2,500,000	-	-	-	-	-
Options expired	-	-	-	-	(64,000)	-	-	-
Warrants expired	-	-	(3,321,428)	-	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	(244,138)	(244,138)
Balance at 31 December 2014	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303
Balance at 01 January 2015	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303
Shares issued for properties	472,222	40,000	-	-	-	-	-	40,000
Options expired	-	-	-	-	(1,966,665)	-	-	-
Warrants expired	-	-	(5,663,575)	-	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	(474,953)	(474,953)
Balance at 31 December 2015	78,295,684	$43,975,360	2,500,000	$686,349	5,000,000	$7,062,781	$(51,536,140)	$188,350
Balance at 01 January 2016	78,295,684	$43,975,360	2,500,000	$686,349	5,000,000	$7,062,781	$(51,536,140)	$188,350
Shares issued for properties	708,333	60,000	-	-	-	-	-	60,000
Warrant expired	-	-	(2,500,000)	-	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	(272,193)	(272,193)
Balance at 31 December 2016	79,004,017	$44,035,360	-	$686,349	5,000,000	$7,062,781	$(51,808,333)	$(23,843)

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Cash Flows

		Year Ended	Year Ended	Year Ended
	Note	31 December 2016	31 December 2015	31 December 2014
OPERATING ACTIVITIES
Loss for the Period		$(272,193)	$(474,953)	$(244,138)
Items not Affecting Cash
Amortization	(8)	610	1,058	1,840
Impairment of mineral properties		-	257,942	-
Write-off of accounts payable and accrued liabilities		(31,627)	(714)	(24,696)
Effect of currency translation		(277)	1,743	693
Loss on sale of real estate property		16,351	-	-
Unrealized gain on warranty liability		-	-	(2,175)
Gain on sale of equipment		-	(3,500)	(6,046)
		(287,136)	(218,424)	(271,938)
Net Change in Non-cash Working Capital
Accounts receivable		(2,941)	595	(1,425)
Prepaid expenses and deposits		(2,934)	(217)	177
Accounts payable and accrued liabilities		43,516	15,710	65,967
Due to related parties		(84,966)	165,426	48,344
		(47,325)	181,514	113,063
		(334,461)	(36,910)	(158,875)
INVESTING ACTIVITIES
Real estate property selling costs		(30,295)	-	-
Purchase of resource property		-	-	(110,000)
Resource property payments		85,000	10,000	20,000
Proceeds from sale of real estate property		350,000	-	-
Proceeds from sale of equipment		-	3,500	6,046
		404,705	13,500	(83,954)
FINANCING ACTIVITIES
Proceeds from share issuance		-	-	233,056
Share issuance costs		-	-	(2,011)
		-	-	231,045
Net Increase (Decrease) in Cash		70,244	(23,410)	(11,784)
Cash position – beginning of year		3,226	26,636	38,420
Cash Position – end of year		$73,470	$3,226	$26,636
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(13)	$60,000	$40,000	$20,000

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation
US Dollars

Notes to the Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTC.

These consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

Rounded (‘000’s)	31 December 2016	31 December 2015
Working capital deficiency	$(782,000)	$(931,000)
Accumulated deficit	$(51,808,000)	$(51,536,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies (Note 3). The functional and reporting currency of the Company is the United States dollar.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

3)	Summary of significant accounting policies
a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated. Golden Bear Ceramics Company was dissolved on July 21, 2016.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

b)	Foreign currency

These Financial Statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates on the reporting date with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

c)	Measurement uncertainty

The preparation of these Financial Statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

 Depreciation and depletion of property, plant, and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant, and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized in the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Forfeitures of stock options are accounted for as incurred.

e)	Deferred financing costs

Expenditures directly related to share issuances are recorded as a deferred financing cost until such time as the shares are issued. When the shares are issued, the deferred financing cost is recognized as a reduction of the net proceeds from the share issuance. If no shares are issued, these deferred financing costs are recognized as a component of comprehensive loss.

f)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss”, “loans and receivables”, and “other liabilities”. Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Amounts receivable	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Due to related parties	Other liabilities

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income except to the extent it relates to items recognized in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•	are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and
•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.
h)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

i)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive (loss) is presented in the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Changes in Equity.

j)	Plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

k)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination or an asset acquisition.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

At each reporting date, the Company determines whether impairment indicators exist based on the Company’s ability to raise financing and significant changes in an individual property’s work program. The Company examines for indicators of impairment, such as the right or financial ability to perform work on a mineral property, future plans for exploration on a property, and management’s intent to advance or not advance a property.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

l)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability. The Company determined that it has no material restoration obligations at 31 December 2016 or 2015.

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Title to exploration and evaluation properties

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers.

r)	Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares at the time of issuance.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

a)	Critical judgments in applying accounting policies

Going concern assumption

These Financial Statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Assets held for sale

The Company owns land which was part of their former Idaho-Maryland Project in Grass Valley, CA. The Company was forced to abandon this Project in February 2013 and has subsequently been selling off this land as real estate. The remaining property in Grass Valley is accounted as assets held for sale of $154,452. At December 31, 2016, the Company assessed that there is no impairment on the assets held for sale.

Exploration and evaluation assets

The Company makes certain judgements and assumptions regarding indicators of impairment and the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

b)	Key sources of estimation uncertainty

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

5)	Recently adopted accounting standards

There are no new accounting standards adopted during the current year that have a material impact on the consolidated financial statements.

6)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 9, Financial Instruments (Effective on 1 January 2018)

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013, new general hedging requirements were added to the standard. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics. The Company is in the process of evaluating the impact the standard is expected to have on the consolidated financial statements.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

b)	IFRS 15, Revenue from Contracts with Customers (Effective on 1 January 2018)

In May 2014, the IASB issued a new International Financial Reporting Standard (IFRS) on the recognition of revenue from contracts with customers. IFRS 15 specifies how and when entities recognize revenue, as well as requires more detailed and relevant disclosures. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The Section provides a single, principles based five-step model to be applied to all contracts with customers, with certain exceptions. The five steps are:

•	Identify the contract(s) with the customer.
•	Identify the performance obligation(s) in the contract.
•	Determine the transaction price.
•	Allocate the transaction price to each performance obligation in the contract.
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company is in the process of evaluating the impact the standard is expected to have on the consolidated financial statements.

c)	IFRS 16, Leases (Effective on 1 January 2019)

In January 2016, the IASB published a new accounting standards, IFRS 16 Leases (“IFRS 16”) which supersedes IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted if IFRS 15, has also been applied. The Company is in the process of evaluating the impact the standard is expected to have on the consolidated financial statements.

7)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2016 and 31 December 2015.

The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the year.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, deposits, accounts payable and accrued liabilities. At 31 December 2016 and 31 December 2015, the carrying value of cash and cash equivalents its fair value. Amounts receivable, due to/from related parties, deposits, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At 31 December 2016, the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2016	31 December 2015
Canadian dollars	$19,000	$2,000
United States dollars	$59,000	$2,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk and has disclosed in Note 1.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

8)	Equipment
	Plant & Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2014	$16,878	$44,490	$71,945	$38,833	$172,146
Depreciation for the period	611	1,229	-	-	1,840
Balance at 31 December 2014	$17,489	$45,719	$71,945	$38,833	$173,986
Balance at 01 January 2015	$17,489	$45,719	$71,945	$38,833	$173,986
Depreciation for the period	613	445	-	-	1,058
Balance at 31 December 2015	$18,102	$46,164	$71,945	$38,833	$175,044
Balance at 01 January 2016	$18,102	$46,164	$71,945	$38,833	$175,044
Depreciation for the period	610	-	-	-	610
Balance at 31 December 2016	$18,712	46,164	71,945	38,833	175,654
Carrying Amounts
At 31 December 2014	$1,223	$445	$-	$-	$1,668
At 31 December 2015	$610	$-	$-	$-	$610
At 31 December 2016	$-	-	-	-	-

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

9)	Assets held for sale

Emgold had two real estate properties located in Nevada County that were part of the Company’s former Idaho-Maryland Project. On 15 March 2016, the Company sold one property with 27 acres of land for the gross amount of $350,000; the cost of the property was $336,056, after selling costs of $30,295 the net proceeds were $319,705. The proceeds of the sale are being used for general working capital. Emgold has a remaining 7.13 acre parcel of land that is currently listed for sale and classified as Asset held for sale.

Assets Held for Sale	Assets Held for Sale
Balance at 01 January 2015 and 31 December 2014	$-
Assets transferred to held for sale	490,508
Balance at 31 December 2015	$490,508
Balance at 01 January 2016	$490,508
Disposition of assets	(336,056)
Balance at 31 December 2016	$154,452

10)	Exploration and evaluation assets
Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2014	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Acquisitions	-	110,000	10,000	10,000	-	-	130,000
Royalty payments received	-	(20,000)	-	-	-	-	(20,000)
Balance at 31 December 2014	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
Balance at 01 January 2015	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
Acquisitions	-	-	20,000	20,000	-	-	40,000
Royalty payments received	-	(10,000)	-	-	-	-	(10,000)
Impairment of assets	-	-	-	-	(208,718)	(49,224)	(257,942)
Assets transferred to held for sale	(490,508)	-	-	-	-	-	(490,508)
Balance at 31 December 2015	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Balance at 01 January 2016	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Acquisitions	-	-	30,000	30,000	-	-	60,000
Royalty payments received	-	(85,000)	-	-	-	-	(85,000)
Balance at 31 December 2016	$-	$434,052	$80,029	$80,030	$1	$1	$594,113

a)	Idaho-Maryldn Project, CA

In 2015, the Company classified the former Idaho-Maryland project of $490,508 as assets held for sale (Note 9).

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

b)	Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Denton Rawhide Mine under the following terms:

  The Lease Term is 20 years (start date of 01 June 2013).
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Under the terms of the lease agreement, RMC was to complete $500,000 in exploration related expenditures on the property by the third anniversary or 1 June 2016. However, as at 1 June 2016, RMC has completed US$325,000 in exploration activities on the property.

On 1 June 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC can pay Emgold US$175,000, in seven quarterly payments of US$25,000, starting 1 June 2016, to keep the Lease Agreement in good standing. These payments will be in lieu of completing the additional US$175,000 in exploration work required in the original Lease Agreement. The proceeds of these payments will be used by Emgold for general working capital. Payments of $25,000 each were completed for 01 June 2016, 01 September 2016, 01 December 2016, and 01 March 2017 respectively. In addition, Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC, due 01 June 2016.

c)	Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The amount payable escalates to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company has met all current and past commitments on this property. The Company issued 375,000 common shares during the period for the advance royalty payment for the Buckskin Rawhide West property of $30,000 (2015 - $20,000). Subsequent to December 31, 2016, the Company had made the fiscal 2017 advanced royalty payments through issuing 375,000 common shares valued at $30,000.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

d)	Koegel Rawhide, Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The liability increases to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. During year ended 31 December 2016, the Company made the advance royalty payment through the issuance of 333,333 common shares in the value of $30,000 (2015 - $20,000). Subsequent to December 31, 2016, the Company had made the fiscal 2017 advanced royalty payments through issuing 333,333 common shares valued at $30,000.

e)	Stewart Property, British Columbia

The Company holds the rights to the Stewart mineral claims, near Ymir British Columbia, totalling 5,789 hectares. Since the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

f)	Rozan Property, British Columbia

The Company holds the rights to the Rozan mineral claims, near Ymir British Columbia, totalling 1,950 hectares. Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

g)	Exploration and evaluation expenditures
Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Assaying	$-	$-	$-	$-	$-	$585	$585
Claim fees	-	400	7,559	5,970	-	-	13,929
Geological	-	-	-	-	(2,489)	(2,489)	(4,978)
General	34,065	-	-	-	-	-	34,065
Year ended 31 December 2014	$34,065	$400	$7,559	$5,970	$(2,489)	$(1,904)	$43,601
Claim fees	-	2,635	3,492	3,343	-	-	9,470
Carrying costs	30,332	-	-	-	-	-	30,332
Year ended 31 December 2015	$30,332	$2,635	$3,492	$3,343	$-	$-	$39,802
Claim fees(i)	-	-	5,053	4,486	-	-	9,539
Carrying costs	44,301	-	-	-	-	-	44,301
General property search	4,860	-	-	-	-	-	4,860
Year ended 31 December 2016	$49,161	$-	$5,053	$4,486	$-	$-	$58,700

                    i)                        RMC paid the Buckskin Rawhide East claim fees for the year ended 31 December 2016.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

11)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Year (ii)		Remuneration or fees(iii)
CEO and President - management fees	2016 2015 2014	$ $ $	92,500 92,500 92,500
Clearline CPA Corp., a company of which the CFO is a director – management fees	2016 2015 2014	$$ $	27,668 28,153 32,584
Clearline CPA Corp., a company of which the CFO is a director – accounting	2016 2015 2014	$$ $	7,998 7,121 13,325

                  ii)                        For the years ended 31 December 2016, 31 December 2015 and 31 December 2014.

                iii)                        Amounts disclosed were paid or accrued to the related party.

The following table reports amounts included in due to related parties.

	31 December 2016	31 December 2015	31 December 2014
Clearline CPA Corp.	$11,177	$80,206	$55,767
David Watkinson, the CEO	688,894	713,301	572,314
Andrew MacRitchie, Director	4,235	-	-
William Witte, Director	4,235	-	-
	$708,541	$793,507	$628,081

During year ended 31 December 2016, the Company recognised a gain of $31,627 from settlement of an amount payable to the CFO for accounting and management services.

During the year, David Watkinson loaned the Company $6,000 in addition to the $40,000 from prior year. The loan bears at 1% per month and are repayable on demand. On 1 June 2016, the Company repaid all the loan amounts in full and settled on an interest payout of $4,000.

During year ended 31 December 2016, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each. The loans bear interest at 1% per month and are repayable on demand. Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

12)	Share Capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

b)	Common shares, issued and fully paid

As at 31 December 2016, the Company had issued 79,004,017 (31 December 2015 – 78,295,684) common shares. On 17 February 2016, the Company issued 708,333 common shares as advance royalty payment for its mineral property options.

Prior to the date of this report, the Company issued 708,333 common shares as 2017’s advance royalty payments for its mineral property options.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2016	Weighted average exercise price	31 December 2015	Weighted average exercise price	31 December 2014	Weighted average exercise price
Balance – beginning of period	5,000,000	$0.12	6,966,665	$0.16	7,030,665	$0.16
Expired	-	-	(1,966,665)	0.25	(64,000)	0.175
Balance – end of period	5,000,000	$0.12	5,000,000	$0.12	6,966,665	$0.16

Details of stock options outstanding as at 31 December 2016 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2016	31 December 2015	31 December 2014
17 March 2015	$0.25	-	-	466,665
08 December 2015	$0.25	-	-	1,500,000
07 May 2017	$0.15	1,800,000	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000	200,000
11 October 2018	$0.10	3,000,000	3,000,000	3,000,000
		5,000,000	5,000,000	6,966,665

The outstanding options have a weighted-average exercise price of $0.12 (31 December 2015 - $0.12, 31 December 2014 - $0.16). The weighted-average remaining life of the options is 1.21 years (31 December 2015 – 2.21 years, 31 December 2014 – 2.52 years).

As at 31 December 2016 and 2015, all 5,000,000 (31 December 2014 – 6,966,665) of these outstanding options had vested. As at 31 December 2016, 2015 and 2014, none of the outstanding options were in the money.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant activity	31 December 2016		Weighted average exercise price	31 December 2015	Weighted average exercise price	31 December 2014	Weighted average exercise price
Balance – beginning of period	2,500,000		$0.10	8,163,575	$0.19	8,985,003	$0.19
Issued	-		-	-	-	2,500,000	0.10
Expired	(2,500,000)		0.10	(5,663,575)	0.23	(3,321,428)	0.12
Balance – end of period	-	$	N/A	2,500,000	$0.10	8,163,575	$0.19
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 31 December 2016 are as follows:

Issued	Expiry	Exercise Price	31 December 2016	31 December 2015	31 December 2014
09 September 2010	09 September 2015	0.35	-	-	2,813,575
01 February 2013	01 February 2015	0.12(i)	-	-	2,850,000
18 July 2014	18 July 2016	0.10(i)	-	2,500,000	2,500,000
			-	2,500,000	8,163,575
(i)	The exercise prices of these warrants are stated in Canadian funds.

As at 31 December 2016, the Company has no warrants outstanding. As at 31 December 2015, the outstanding warrants have a weighted-average exercise price of $0.10 (31 December 2014 - $0.19) and have an average remaining life of 0.55 years (31 December 2014 – 0.74 years).

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise.

An unrealized loss on warrant liability of $2,715 has been recorded for the year ended 31 December 2014. No warrant liability for year 2016 and 2015.

e)	Stock-based compensation

For the periods ended 31 December 2016, 2015 and 2014, the Company did not issue additional stock options.

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2016.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

14)	Segmented disclosure

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2016
Current assets	$19,000	$67,000	$86,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	594,000	594,000
Other	9,000	-	9,000
Liabilities
Current liabilities	$(77,000)	$(791,000)	$(868,000)
31 December 2015
Current assets	$2,000	$8,000	$10,000
Long-term Assets
Plant and equipment	$-	$1,000	$1,000
Assets held for sale	-	491,000	491,000
Resource properties	-	619,000	619,000
Other	9,000		9,000
Liabilities
Current liabilities	$(175,000)	$(766,000)	$(941,000)

15)	Income taxes

The following table reconciles the expected income taxes (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of financial position as at 31 December 2016 and 2015. The presentation of the prior year income tax note has been updated to conform with the current year presentation.

	31 December 2016	31 December 2015
Net loss and comprehensive loss for the year	$(272,193)	$(475,274)
Statutory income tax rate	26.00%	26.00%
Deferred tax (recovery)	(70,770)	(123,571)
Differences resulting from:
Non-deductible items	4,391	27
Change in estimates	44,611	385,160
Losses expired	17,052	361,565
Foreign tax rate difference	(29,048)	(21,084)
Change in deferred tax asset not recognized and others	33,764	(602,097)
Provision for income taxes	$-	$-

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. The unrecognized deductible temporary differences are as follows:

	31 December 2016	31 December 2015
Canada
Non-capital loss carryforwards	$6,489,308	$6,244,476
Exploration and evaluation assets	9,861,577	16,524,619
Capital losses	14,699	14,259
Property and equipment	17,591	17,064
Financial instrument	14,850	14,405
Investment tax credit	54,627	52,991
Financing cost	756	2,976
Unrecognized deductible temporary differences	16,453,408	22,870,790
USA
Net operating loss carryforwards	$25,171,390	$23,428,072
Property and equipment	104,260	157,293
Mineral property	1,719,145	3,354,428
Unrecognized deductible temporary differences	26,994,795	26,939,793

The Company has non-capital loss carryforwards of $6,489,308 (2015 – $ 6,244,476) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2026	1,163,089
2027	1,372,653
2028	867,155
2029	836,189
2030	539,538
2031	593,924
2032	795,385
2033	165,310
2035	108,160
2036	47,905
Total	$6,489,308

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

The Company has net operating loss carryforwards of $25,171,390 (2015- $23,428,072) which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	Taxable Loss
2018	419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,056,097
2026	1,063,847
2027	1,441,550
2028	1,999,239
2029	1,334,762
2030	1,700,442
2031	1,721,728
2032	1,336,369
2033	1,317,217
2034	1,271,214
2035	1,017,605
2036	6,502,849
Total	$25,171,390

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